Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2011	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 70,348	$ 99,363	$ 169,599
Undistributed equity income from investees	(2,775)	(3,386)	(5,517)
Income taxes	36,520	48,714	93,957
Earnings from continuing operations before income taxes	$ 104,093	$ 144,691	$ 258,039
Fixed charges:			
Interest, long-term debt	$ 21,343	$ 43,260	$ 83,140
Interest, other (including interest on short-term debt)	3,894	8,521	16,730
Amortization of debt expense, premium, net	698	1,482	3,062
Portion of rentals representative of an interest factor	120	231	441
Interest of capitalized lease	452	914	1,865
Total fixed charges	$ 26,507	$ 54,408	$ 105,238
Earnings from continuing operations before income taxes	$ 104,093	$ 144,691	$ 258,039
Plus: total fixed charges from above	26,507	54,408	105,238
Plus: amortization of capitalized interest	77	154	308
Earnings from continuing operations before income taxes and fixed charges	$ 130,677	$ 199,253	$ 363,585
Ratio of earnings to fixed charges	4.93 X	3.66 X	3.45 X
Total fixed charges from above	26,507	54,408	105,238
Preferred stock dividends	22	39	77
Total fixed charges and preferred stock dividends	26,529	54,447	105,315
Ratio of earnings to combined fixed charges and preferred stock dividends	4.93 X	3.66 X	3.45 X